EXHIBIT 12.1 - STATEMENT RE: COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES

LIBERTY PROPERTY TRUST / LIBERTY PROPERTY LIMITED PARTNERSHIP
(Amounts in thousands except ratio amounts)

		Six Months Ended June 30, 2017

	Earnings before fixed charges:
	Income from operations before income taxes and equity in earnings of unconsolidated subsidiaries and after distribution of earnings from unconsolidated subsidiaries	$100,465
Add:	Interest expense	42,411
	Depreciation expense on capitalized interest	1,054
	Amortization of deferred financing costs	1,874

	Earnings before fixed charges	$145,804

	Fixed charges:
	Interest expense	$42,411
	Amortization of deferred financing costs	1,874
	Capitalized interest	10,888

	Fixed charges	55,173

	Preferred unit distributions	236

	Combined fixed charges	$55,409

	Ratio of earnings to fixed charges	2.64

	Ratio of earnings to combined fixed charges	2.63